Exhibit 99.2

Cipher Pharmaceuticals Inc.

Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2016

(Unaudited)

Cipher Pharmaceuticals Inc.
Consolidated Balance Sheets

As at June 30, 2016 and December 31, 2015
(in thousands of United States dollars - unaudited)

	Note	2016	2015
		$	$
ASSETS

Current assets
Cash and cash equivalents		30,785	27,182
Accounts receivable		17,523	16,303
Inventory		1,464	1,248
Prepaid expenses and other assets	3	2,234	4,045
		52,006	48,778

Property and equipment, net		857	286
Intangible assets, net	5	43,099	46,114
Goodwill		6,112	6,112
Deferred tax assets	10	7,734	8,356
Total Assets		109,808	109,646

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6	16,097	13,354
Provisions		5,216	4,423
Current portion of deferred revenue		339	743
		21,652	18,520

Deferred revenue		235	102
Senior secured notes, net of issuance costs	3	35,171	34,578
Derivative financial instrument	3	1,884	1,758
Other long term liability		777	431
Total Liabilities		59,719	55,389

SHAREHOLDERS' EQUITY

Share capital	7	15,676	14,947
Contributed surplus		5,531	4,363
Accumulated other comprehensive loss		(9,514)	(9,514)
Retained earnings		38,396	44,461
Total Shareholders' Equity		50,089	54,257

Total Liabilities and Shareholders' Equity		109,808	109,646

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.
Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)

Three and six month periods ended June 30, 2016 and 2015
(in thousands of United States dollars, except per share data - unaudited)

		Three months		Six months
		June 30,	June 30,	June 30,	June 30,
	Note	2016	2015	2016	2015
		$	$	$	$

Revenues
Licensing revenue		7,444	6,318	13,392	13,063
Product revenue		4,253	2,517	7,400	3,172

Net revenues		11,697	8,835	20,792	16,235

Cost of products sold		1,060	934	2,030	1,121

Gross profit		10,637	7,901	18,762	15,114

Expenses
Research and development		327	509	623	868
Selling and marketing		3,495	2,413	7,302	2,888
General and administrative		4,940	3,478	8,637	6,281
Amortization of intangible assets		1,610	1,221	3,089	1,357

Total operating expenses	8	10,372	7,621	19,651	11,394

Finance costs
Interest on senior secured notes	3	3,143	968	4,476	968
Change in fair value of derivative financial instrument		44	(392)	126	(392)
Interest income		(11)	(96)	(48)	(231)

		3,176	480	4,554	345

Income (loss) before income taxes		(2,911)	(200)	(5,443)	3,375

Income taxes	10	460	358	622	1,430

Income (loss) for the period		(3,371)	(558)	(6,065)	1,945

Item that may be reclassified to profit or loss

Foreign currency translation adjustment		-	-	-	(4,688)

Income (loss) and comprehensive income (loss) for the period		(3,371)	(558)	(6,065)	(2,743)

Basic earnings (loss) per share	11	(0.13)	(0.02)	(0.23)	0.08

Diluted earnings (loss) per share	11	(0.13)	(0.02)	(0.23)	0.07

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.
Consolidated Statements of Changes in Shareholders' Equity

Six month periods ended June 30, 2016 and 2015
(in thousands of United States dollars - unaudited)

				Accumulated
				Other		Total
		Share	Contributed	Comprehensive	Retained	Shareholders'
	Note	Capital	Surplus	Loss	Earnings	Equity
		$	$	$	$	$

Balance, January 1, 2016		14,947	4,363	(9,514)	44,461	54,257

Loss for the period		-	-	-	(6,065)	(6,065)

Exercise of stock options	7	244	(129)	-	-	115

Shares issued under the share purchase plan	7	281	-	-	-	281

Shares issued under the RSU plan	7	204	(204)	-	-	-

Share-based compensation expense		-	1,501	-	-	1,501

Balance, June 30, 2016		15,676	5,531	(9,514)	38,396	50,089

Balance, January 1, 2015		13,438	2,776	(4,826)	42,692	54,080

Income for the period		-	-	-	1,945	1,945

Exercise of stock options	7	1,054	(477)	-	-	577

Shares issued under the share purchase plan	7	97	-	-	-	97

Share-based compensation expense	7	-	905	-	-	905

Foreign currency translation adjustment		-	-	(4,688)	-	(4,688)

Balance, June 30, 2015		14,589	3,204	(9,514)	44,637	52,916

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.
Consolidated Statements of Cash Flows

Six month periods ended June 30, 2016 and June 30,2015
(in thousands of United States dollars - unaudited)

	Note	2016	2015
		$	$
Cash provided by (used in)

Operating activities
Income (loss) for the period		(6,065)	1,945
Items not affecting cash:
Depreciation of property and equipment		94	13
Amortization of intangible assets	5	3,089	1,357
Share-based compensation - share purchase plan	7	42	15
Share-based compensation	7	1,501	905
Foreign exchange gain on cash and cash equivalents		(1,421)	(451)
Change in fair value of derivative		126	(392)
Interest on senior secured notes	3	4,476	900
Deferred income taxes	10	622	1,354

Changes in non-cash operating items:
Accounts receivable		(1,220)	(424)
Inventory		(216)	(254)
Prepaid expenses and other assets		1	(169)
Accounts payable and accrued liabilities		2,699	(114)
Provisions		793	51
Other long term liability		229	283
Deferred revenue		(271)	(556)

Net cash generated from operating activities		4,479	4,463

Investing activities
Purchase of property and equipment		(493)	(42)
Acquisition of intangible assets		(74)	(7,351)
Acquisition of Innocutis, net of cash acquired		-	(45,413)

Net cash used in investing activities		(567)	(52,806)

Financing activities
Proceeds from senior secured notes		-	40,000
Interest and financing costs paid		(2,073)	(4,704)
Repayment of finance lease liability		(11)	-
Proceeds from shares issued under the share purchase plan		239	83
Proceeds from exercise of stock options		115	576

Net cash generated from (used in) financing activities		(1,730)	35,955

Increase (decrease) in cash and cash equivalents		2,182	(12,388)
Impact of foreign exchange on cash and cash equivalents		1,421	(3,326)
Cash and cash equivalents, beginning of period		27,182	45,368

Cash and cash equivalents, end of period		30,785	29,654

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
June 30, 2016
(in thousands of United States dollars, except per share amounts)

1	NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. ("Cipher") and its subsidiaries (together the "Company") is a specialty pharmaceutical company focused on dermatology. The Company acquires products that fulfill unmet medical needs, manages the required clinical development and regulatory approval process, and markets those products either directly or through partners. The Company is building its dermatology business through product licensing and acquisitions. Cipher was incorporated under the Business Corporations Act of Ontario on January 9, 2004 and is located at 2345 Argentia Road, Mississauga, Ontario.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2015, which were prepared in accordance with IFRS as issued by the IASB. The Board of Directors approved these condensed interim consolidated financial statements on August 9, 2016.

Accounting standards issued but not yet adopted

IFRS 15, Revenue from Contracts with Customers: This standard replaces International Accounting Standards ("IAS") 11 Construction Contracts, IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes. This standard outlines a single comprehensive model for entities to account for revenue arising from contracts with customers. The latest date of mandatory implementation of IFRS 15 is January 1, 2018. The Company has not yet evaluated the impact on the consolidated financial statements.

IFRS 9, Financial Instruments: The final version of IFRS 9, Financial Instruments, was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially reformed approach to hedge accounting. The new single, principle based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, however is available for early adoption. In addition, the own credit changes can be early applied in isolation without otherwise changing the accounting for financial instruments. The Company is yet to assess the full impact of IFRS 9 and has not yet determined when it will adopt the new standard.

IFRS 16, Leases: On January 13, 2016, the IASB published a new standard, IFRS 16, Leases. The new standard will eliminate the distinction between operating and finance leases and will bring most leases on the balance sheet for lessees. This standard is effective for annual reporting periods beginning on or after January 1, 2019. The Company has not yet evaluated the impact on the consolidated financial statements.

Comparative figures

In connection with the preparation of the condensed interim consolidated financial statements of the Company for the quarter ended June 30, 2016, the Company identified certain reclassifications in its previously issued condensed interim consolidated statements of cash flows for the quarter ended June 30, 2015. The reclassifications relate to an overstatement of cash used in operating activities by $451 related to the foreign exchange gain on cash and cash equivalents and a corresponding understatement of the impact of foreign exchange on cash and cash equivalents.

3	FINANCIAL INSTRUMENTS AND SENIOR SECURED NOTES

In connection with the acquisition of Innocutis Holdings, LLC ("Innocutis"), the Company closed a private offering of $100,000 in aggregate principal amount of Senior Secured Notes due in 2020 ("Notes"). The Company received an initial draw down of $40,000, which was used to fund the majority of the purchase price for Innocutis. The balance of the Notes were not drawn as of June 30, 2016 and expired on that date. The Notes bear interest at a fixed rate of 10.25% per annum payable quarterly and will mature in five years, unless repurchased earlier. The Notes are secured by all present and future assets of the Company and have certain restrictive covenants, including quarterly consolidated net revenue, minimum cash balance and consolidated leverage ratio. As at June 30, 2016 the Company is in compliance with all covenants.

In connection with the offering, the Company issued 600,000 common share purchase warrants to the lender with an option for a cashless exercise in which the settlement price caused the conversion ratio to be variable. Accordingly, the warrants are classified as a financial liability. Gains and losses on re-measurement are presented separately in the statements of earnings (loss) and comprehensive income (loss). The exercise price of the warrants is $9.22 (equal to the five day volume-weighted average price on the Toronto Stock Exchange prior to closing, converted to U.S. dollars) and expire seven years from the date of issuance. A pricing model with observable market-based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants at April 13, 2015, December 31, 2015 and June 30, 2016 were $4,132, $1,758 and $1,884, respectively.

Cipher Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
June 30, 2016
(in thousands of United States dollars, except per share amounts)

The variables used to compute the fair value as at April 13, 2015, December 31, 2015 and June 30, 2016 are as follows:

	April 13, 2015	Dec 31, 2015	June 30, 2016
Share price	$9.22	$4.68	$5.22
Expected life	7.0 years	7.0 years	7.0 years
Expected volatility	83.6%	79.1%	83.5%

The following is the continuity of the Notes from January 1, 2015 to June 30, 2016:

Balance January 1, 2015	$-
Draw down of Notes	40,000
Fair value of warrants on initial recognition	(4,132)
Deferred financing cost	(2,119)
Interest expense	2,995
Interest paid	(2,995)
Accretion expense	829
Balance December 31, 2015	34,578

Interest expense	2,073
Interest paid	(2,073)
Accretion expense	593
Balance June 30, 2016	$35,171

Total debt issuance costs associated with the Notes of $2,119 have been netted against the Notes on the consolidated balance sheets. Additional debt issuance costs of $1,810 which were included in prepaid expenses and other assets as at December 31, 2015, were written off in Q2 2016, and are included in interest on senior secured notes in the statements of earnings (loss), as the availability of the additional $60 million of the undrawn portion of the Notes expired on June 30, 2016.

Fair value of financial instruments

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The best evidence of fair value is quoted bid or ask prices in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, pricing models, normally with observable market based inputs, are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value or other valuation techniques. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

At June 30, 2016, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, other long term liability, the Notes and derivative financial instrument. The derivative financial instrument is measured at fair value with any changes recognized through the statements of earnings (loss) and comprehensive income (loss) and is classified as Level 2 (as defined under IFRS). Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and other long term liability are measured at amortized cost and their fair values approximate carrying values due to their relatively short periods to maturity.

The Notes are measured at amortized cost. At June 30, 2016, the fair value of the Notes approximates the face value of $40,000. The fair value is based on cash flows discounted using a rate based on the borrowing rate.

4	LICENSING AGREEMENTS WITH GALEPHAR

In 2002, the Company entered into a Master Licensing and Clinical Supply Agreement ("the Agreement") with Galephar, a Puerto Rico based pharmaceutical research and manufacturing company. Under the Agreement, the Company acquired the rights to package, test, obtain regulatory approvals and market CIP-FENOFIBRATE, CIP-ISOTRETINOIN and CIP-TRAMADOL ER ("the CIP Products") in various countries. In accordance with the Agreement, the Company retains 50% of all revenue from licensing and distribution arrangements entered into with respect to the CIP Products, with the other 50% due to Galephar. Where the Company has opted to market and sell a CIP Product directly in a territory, the Company pays a royalty to Galephar. Galephar retains the right to manufacture and supply the CIP Products. With respect to licensing and distribution arrangements, the Company manages the product supply arrangements with their respective marketing partners and Galephar; product is shipped directly from Galephar to the respective marketing partners. Where the Company has opted to market and sell the CIP Product directly, the Company purchases the finished goods from Galephar directly.

With respect to CIP-ISOTRETINOIN, the Company has entered into licensing and distribution arrangements for the U.S. and Brazil, while opting to market and sell the product directly in Canada. The Company also has in place various licensing and distribution arrangements with respect to CIP-FENOFIBRATE and CIP-TRAMADOL ER in Canada, the U.S. and Central and South America.

Cipher Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
June 30, 2016
(in thousands of United States dollars, except per share amounts)

5	INTANGIBLE ASSETS

In Q2 2016, the Company acquired the worldwide rights from Dalhousie University to develop and commercialize an investigational tattoo removal cream product.  An upfront payment of $74 was made upon execution of the agreement and the transaction includes potential milestones of up to CDN$3,600 based on future regulatory and commercial sales milestones, as well as royalties on commercial sales.

The following is a summary of the changes in intangible assets for the six month period ended June 30, 2016:

	Product Rights and Other	Licensing and Intellectual Property Rights	Total

As at January 1, 2016
Cost	$47,467	$8,024	$55,491
Accumulated amortization	(8,782)	(595)	(9,377)
Net book value	$38,685	$7,429	$46,114

For the six months ended June 30, 2016
Opening net book value	$38,685	$7,429	$46,114
Additions	-	74	74
Amortization	(2,554)	(535)	(3,089)
Net book value	$36,131	$6,968	$43,099

As at June 30, 2016
Cost	$47,467	$8,098	$55,565
Accumulated amortization	(11,336)	(1,130)	(12,466)
Net book value	$36,131	$6,968	$43,099

The Company has considered indicators of impairment for finite lived intangible assets as of June 30, 2016 and no indicators were identified.

6	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES AND PROVISIONS

	As at	As at
	June 30, 2016	Dec 31, 2015

Trade accounts payable	$12,361	$10,725
Accrued liabilities	3,736	2,629
	$16,097	$13,354

Provisions relate to estimates made for returns, rebates and other price adjustments. Although the estimates for rebates and other price adjustments relate to revenue recognition transactions, namely product sales, the payments made for the underlying transactions are made directly to the claimants concerned and not to the original customer. Actual costs for these charges and estimates are recorded in accounts payable and accrued liabilities. The recorded provisions are for the uninvoiced portion of these costs and estimates. The provision for product returns relates to potential returns due to expiration or other return rights under the terms of distribution and supply agreements with customers. The adequacy of the provisions are evaluated based on product sales activity, pricing and estimates of expiring products in the distribution chain.

Cipher Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
June 30, 2016
(in thousands of United States dollars, except per share amounts)

7	SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares, with no par value.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2015 to June 30, 2016:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2015	25,673	13,438
Options exercised in 2015	315	1,101
Shares issued in 2015 under the share purchase plan	70	408
Balance outstanding - December 31, 2015	26,058	14,947

Options exercised in Q1 2016	40	223
Shares issued in Q1 2016 under the share purchase plan	39	167
Shares issued in Q1 2016 under the RSU plan	25	204
Options exercised in Q2 2016	7	21
Shares issued in Q2 2016 under the share purchase plan	19	114
Balance outstanding - June 30, 2016	26,188	15,676

Share purchase plan

The Company has an Employee and Director Share Purchase Plan ("ESPP") to allow employees and directors to share in the growth of the Company through share ownership. Through the ESPP, employees and directors may contribute amounts to purchase shares of the Company at a 15% discount from the prevailing trading price. Plan members must hold their shares for a period of at least six months before they can be sold. The shares issued under the ESPP are new shares issued from treasury and the maximum number of shares that can be issued under the ESPP is one million. As at June 30, 2016, 559,411 common shares reserved for ESPP purchases remain available under the plan.

During the three month period ended June 30, 2016, 19,489 shares were issued under the ESPP (5,555 in Q2 2015). Included in share-based compensation expense is $17 ($8 in Q2 2015), which is the discount on the shares issued during the period. During the six month period ended June 30, 2016, 57,701 shares were issued under the ESPP (8,885 in 2015). Included in share-based compensation expense is $42 ($15 in 2015), which is the discount on the shares issued during the period.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2015 to June 30, 2016:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2015	1,284	4.03
Granted in 2015	533	9.79
Exercised in 2015	(315)	1.96
Forfeited in 2015	(88)	8.33
Balance outstanding - December 31, 2015	1,414	6.39

Granted in Q1 2016	503	4.91
Exercised in Q1 2016	(40)	3.00
Forfeited in Q1 2016	(24)	7.06
Granted in Q2 2016	40	5.89
Exercised in Q2 2016	(7)	1.66
Forfeited in Q2 2016	(92)	7.28
Balance outstanding - June 30, 2016	1,794	5.73

At June 30, 2016, 746,101 options were fully vested and exercisable (551,466 at June 30, 2015).

Cipher Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
June 30, 2016
(in thousands of United States dollars, except per share amounts)

During Q2 2016, the Company granted 40,000 stock options under the stock option plan. The options vest over a four year period based on the grant date, at 25% per year and have a ten year life. Expected volatility is based on the Company's historical volatility, while estimated forfeitures are not considered significant. There is no expected dividend. The exercise price and Black Scholes assumptions are as follows:

				Black Scholes		Risk-free	Expected	Expected
Grant Date	Number Granted	Exercise Price		Value		Interest Rate	Life	Volatility

May 9, 2016	40,000	CDN$	7.59	CDN$	5.22	1.18%	6.1 years	80.0%

Total compensation cost for these stock options is estimated to be $162 which will be recognized on a graded basis over the vesting period of the stock options. The total expense for stock options for the three month period ended June 30, 2016 is $476 ($507 in Q2 2015). The total expense for stock options for the six month period ended June 30, 2016 was $1,054 ($896 in 2015).

Restricted Share Unit (RSU) and Performance Share Unit (PSU) Plan

On May 13, 2015, the Company adopted a RSU and PSU plan. RSUs and PSUs are notional share units exchangeable for common shares of the Company. RSUs are granted to all employees and directors of the Company and PSUs are granted to certain executives. RSUs granted to employees vest over a three year period and RSUs granted to directors vest over a one year period. PSUs vest based upon the achievement of financial performance goals for the Company for the three year periods ended December 31, 2017 and December 31, 2018.

The PSUs have both performance conditions and market conditions as defined under IFRS 2, Share-Based Payments. At June 30, 2016, the performance conditions component of the PSUs have a fair value of $nil. The fair value of the market condition component of the PSUs was calculated using a Monte-Carlo simulation model which provides a valuation based on a number of future probabilities and scenarios based on the Company's share price performance against certain comparable indices.

A summary of the RSUs and PSUs granted and outstanding as at June 30, 2016 is as follows:

	RSUs	PSUs
	Number of Units (in 000's)	Number of Units (in 000's)

Balance - January 1, 2016	59	25
Granted in Q1 2016	250	103
Vested in Q1 2016	(25)	-
Forfeited in Q1 2016	(2)	(1)
Granted in Q2 2016	3	-
Forfeited in Q2 2016	(29)	(19)
Balance - June 30, 2016	256	108

The total expense for RSUs and PSUs for the three month period ended June 30, 2016 was $296 ($9 in Q2 2015). The total expense for the six month period ended June 30, 2016 was $447 ($9 in 2015).

8	EXPENSES BY NATURE

	Three Months	Three Months	Six Months	Six Months
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Employees salaries and other short term benefits	$3,187	$2,342	$6,723	$3,155
Directors fees and expenses	83	73	158	145
Share-based compensation	790	525	1,543	920
Depreciation of property and equipment	58	10	94	13
Amortization of intangible assets	1,610	1,221	3,089	1,357
Professional and consulting fees	2,619	1,756	4,981	3,297
Contract sales	-	233	-	431
Facility rent	110	41	212	56
Listing fees (TSX and NASDAQ)	54	30	157	127
Travel expenses	465	405	972	523
Insurance	152	168	289	296
Foreign exchange gain	(39)	(532)	(934)	(712)
Severance costs	18	293	111	293
Recruitment fees	143	65	244	65
Data management subscriptions and market research	236	174	539	258
Other transaction related costs	-	300	-	300
Regulatory and patent maintenance costs	218	70	375	184
Other expenses	668	447	1,098	686
	$10,372	$7,621	$19,651	$11,394

Cipher Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
June 30, 2016
(in thousands of United States dollars, except per share amounts)

9	COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company. The compensation paid or payable to key management for services is shown below:

	Three Months	Three Months	Six Months	Six Months
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Salaries and short-term employee benefits, including bonuses	$551	$388	$937	$705
Directors fees	75	71	146	141
Share-based compensation	434	472	835	748
	$1,060	$931	$1,918	$1,594

The amounts for the three and six month periods ended June 30, 2015 have been revised to exclude compensation of certain vice presidents who were previously included in key management disclosure.

10	INCOME TAXES

Management uses estimates when determining current and deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forward amounts, research and development expenditures and investment tax credits. Significant judgment is required regarding future probability of the Company to be able to realize deferred taxes. Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred taxes. The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable profits to allow all or part of the asset to be recovered.

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Income tax expense as reported differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

	Three Months	Three Months	Six Months	Six Months
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Income (loss) before income taxes	$(2,911)	$(200)	$(5,443)	$3,375

Tax provision at the statutory income tax rate of 26.5%	$(771)	$(53)	$(1,442)	$894
Permanent differences	159	127	268	424
Effect of tax rates in foreign jurisdictions	(432)	(277)	(928)	(277)
Effect of currency translation adjustment	42	(166)	(483)	(166)
Change in deferred tax assets not recognized - United States	1,440	1,004	3,185	1,004
Other	22	(277)	22	(449)
Income tax expense	$460	$358	$622	$1,430

The movement in the deferred income tax asset for the six month periods ended June 30, 2016 and 2015 is as follows:

	Six Months	Six Months
	June 30, 2016	June 30, 2015

As at January 1	$8,356	$5,936
Tax provision	2,563	(426)
Foreign exchange	-	(408)
Deferred tax assets not recognized	(3,185)	(1,004)
As at June 30	$7,734	$4,098

Cipher Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
June 30, 2016
(in thousands of United States dollars, except per share amounts)

11	EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding. The weighted average number of shares outstanding for the three months ended June 30, 2016 was 26,171,530 (for the three months ended June 30, 2015 - 25,919,087). The weighted average number of shares outstanding for the six months ended June 30, 2016 was 26,129,099 (for the six months ended June 30, 2015 - 25,878,902).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities. For the three and six month periods ended June 30, 2016, the computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options. The dilutive weighted average number of shares outstanding for the three months ended June 30, 2016 was 26,933,363 (for the three months ended June 30, 2015 - 26,474,471). The dilutive weighted average number of shares outstanding for the six months ended June 30, 2016 was 26,673,865 (for the six months ended June 30, 2015 - 26,503,509).

12	COMMITMENTS AND CONTINGENCIES

Directors and officers are indemnified by the Company for various items including, but not limited to, costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors and officers liability insurance to mitigate the cost of any potential future lawsuits or actions. The term of the indemnification covers the period during which the indemnified party served as a director or officer of the Company.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the Company or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction. In some instances, the terms of these indemnities are not explicitly defined.

In the normal course of business, the Company may be the subject of litigation or other potential claims. While management assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against litigation. At June 30, 2016 the total accrual was $100 (December 31, 2015 - nil).

13	SEGMENTED INFORMATION

The Company's operations are categorized into one industry segment, being specialty pharmaceuticals. The Company is managed geographically in Canada and the United States, which commenced in Q2 2015 with the acquisition of Innocutis. Before the acquisition of Innocutis the Company only had one geographical segment.

For the three month period ended June 30, 2016

	Canada	United States	Total
External revenue by segment
Licensing revenue	$7,444	$-	$7,444
Product revenue	1,093	3,160	4,253
Net revenues	$8,537	$3,160	$11,697

Segment profit (loss) including amortization	$3,868	$(3,603)	$265
Finance costs			(3,176)
Income taxes			(460)
Loss for the period			$(3,371)

For the three month period ended June 30, 2015

	Canada	United States	Total
External revenue by segment
Licensing revenue	$6,318	$-	$6,318
Product revenue	760	1,757	2,517
Net revenues	$7,078	$1,757	$8,835

Segment profit (loss) including amortization	$3,026	$(2,746)	$280
Finance costs			(480)
Income taxes			(358)
Loss for the period			$(558)

Cipher Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
June 30, 2016
(in thousands of United States dollars, except per share amounts)

For the six month period ended June 30, 2016

	Canada	United States	Total
External revenue by segment
Licensing revenue	$13,392	$-	$13,392
Product revenue	2,038	5,362	7,400
Net revenues	$15,430	$5,362	$20,792

Segment profit (loss) including amortization	$7,190	$(8,079)	$(889)
Finance costs			(4,554)
Income taxes			(622)
Loss for the period			$(6,065)

For the six month period ended June 30, 2015

	Canada	United States	Total
External revenue by segment
Licensing revenue	$13,063	$-	$13,063
Product revenue	1,415	1,757	3,172
Net revenues	$14,478	$1,757	$16,235

Segment profit (loss) including amortization	$6,466	$(2,746)	$3,720
Finance costs			(345)
Income taxes			(1,430)
Income for the period			$1,945

Other financial information by segment:
	Canada	United States	Total

Total assets as at June 30, 2016	$58,819	$50,989	$109,808

Total assets as at December 31, 2015	$59,869	$49,777	$109,646